UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or SECTION 13(e)(1)
 OF THE SECURITIES EXCHANGE ACT OF 1934

PEERLESS SYSTEMS CORPORATION
(Name of Subject Company (Issuer))

PEERLESS SYSTEMS CORPORATION (Offeror and Issuer)
 (Name of Filing Persons (identifying status as offeror, issuer or other person))

 COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities)

705536100
(CUSIP Number of Class of Securities)

Timothy E. Brog
Chairman and Chief Executive Officer
Peerless Systems Corporation
2361 Rosecrans Avenue, Suite 440
El Segundo, CA 90245
(310) 536-0908
(Name, address and telephone number of person
authorized to receive notices and communications on behalf of filing persons)

Copy to:

Steven Canner, Esq.
Kaye Scholer LLP
425 Park Avenue
New York, NY 10022
(212) 836-6636

CALCULATION OF FILING FEE
TRANSACTION VALUATION*	$45,000,000
AMOUNT OF FILING FEE**	$3,209

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 13,846,153 shares of common stock at a price of $3.25 per share in cash.
**
The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for Fiscal Year 2010 issued by the Securities and Exchange Commission, equals $71.30 per million dollars of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A
Form or Registration No.: N/A
Filing Party: N/A
Date Filed: N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TABLE OF CONTENTS

This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to the offer by Peerless Systems Corporation, a Delaware corporation (“Peerless” or the “Company”), to purchase up to 13,846,153 shares of its common stock, par value $.001 per share, at a purchase price of $3.25 per share, net to the seller in cash, less any applicable withholding taxes and without interest. The tender offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 1, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which, as each may be amended and supplemented from time to time, together constitute the tender offer.

     This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended. The information included in the Offer to Purchase and the Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, is incorporated herein by reference. All capitalized terms used and not defined herein shall have the meanings set forth in the Offer to Purchase.

Item 1. Summary Term Sheet.

     The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

     (a) Name and Address:  The name of the issuer is Peerless Systems Corporation. The address of Peerless’ principal executive offices is 2361 Rosecrans Avenue, Suite 440, El Segundo, CA 90245.  Peerless’ telephone number is (310) 536-0908.

     (b) Securities:  The information set forth in the Offer to Purchase entitled “Introduction” is incorporated herein by reference.

     (c) Trading Market and Price:  The information set forth in the section of the Offer to Purchase entitled “Section 7 — Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

     (a) Name and Address:  This Schedule TO is filed by Peerless, the subject company. Peerless’ business address is 2361 Rosecrans Avenue, Suite 440, El Segundo, CA 90245.  Peerless’ business telephone number is (310) 536-0908.

     Pursuant to Instruction C of Schedule TO, the following persons are the directors and/or executive officers of Peerless as of the date hereof:

NAME	POSITION
Timothy E. Brog	Chairman and Chief Executive Officer
William Neil	Chief Financial Officer
Steven M. Bathgate	Director
Gregory Bylinsky	Director
Jefferson Gramm	Director
Jeffrey A. Hammer	Director
Edward Ramsden	Director
Jeffrey S. Wald	Director and Consultant

     The business address and telephone number of each of the above directors and executive officers is c/o Peerless Systems Corporation, 2361 Rosecrans Avenue, Suite 440, El Segundo, CA 90245, telephone number (310) 536-0908.

Item 4. Terms of the Transaction.

     (a) Material Terms:  The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Section 1 — Number of Shares; Proration,” “Section 2 — Purpose of the Tender Offer; Certain Effects of the Tender Offer; Plans and Proposals,” “Section 3 — Procedures for Tendering Shares,” “Section 4 — Withdrawal Rights,” “Section 5 — Purchase of Shares and Payment of Purchase Price,” “Section 6 ― Conditions of the Tender Offer,” “Section 8 ― Source and Amount of Funds,” “Section 10 ― Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares,” “Section 11 ― Legal Matters; Regulatory Approvals,” “Section 12 — U.S. Federal Income Tax Consequences” and “Section 13 — Extension of the Tender Offer; Termination; Amendment,” “Section 14 ― Fees and Expenses,” and “Section 15 ― Miscellaneous,” and in the Letter of Transmittal is incorporated herein by reference.

     (b) Purchases:  The information set forth in the sections of the Offer to Purchase entitled “Section 1 — Number of Shares; Proration,” “Section 2 — Purpose of the Tender Offer; Certain Effects of the Tender Offer; Plans and Proposals — Purpose of the Tender Offer,” “Section 3 — Procedures for Tendering Shares” and “Section 10 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares” is incorporated herein by reference.

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Item 5. Past Contacts, Transactions, Negotiations and Agreements.

     (e) Agreements Involving the Subject Company’s Securities:  The information set forth in the sections of the Offer to Purchase entitled “Section 2 ― Purpose of the Tender Offer; Certain Effects of the Tender Offer; Plans And Proposals” and “Section 10 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

     (a) Purposes:  The information set forth in the section of the Offer to Purchase entitled “Section 2 — Purpose of the Tender Offer; Certain Effects of the Tender Offer; Plans and Proposals — Purpose of the Tender Offer” is incorporated herein by reference.

     (b) Use of Securities Acquired:  The information set forth in the section of the Offer to Purchase entitled “Section 2 — Purpose of the Tender Offer; Certain Effects of the Tender Offer; Plans and Proposals — Certain Effects of the Tender Offer” is incorporated herein by reference.

     (c) Plans:  The information set forth in the sections of the Offer to Purchase entitled “Section 2 — Purpose of the Tender Offer; Certain Effects of the Tender Offer; Plans and Proposals — Plans and Proposals” and “Section 10 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

     (a) Source of Funds:  The information set forth in the section of the Offer to Purchase entitled “Section 8 — Source and Amount of Funds” is incorporated herein by reference.

     (b) Conditions:  Not applicable.

     (d) Borrowed Funds:  Not applicable.

Item 8. Interest in Securities of the Subject Company.

     (a) Securities Ownership:  The information set forth in the section of the Offer to Purchase entitled “Section 10 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares” is incorporated herein by reference.

     (b) Securities Transactions:  The information set forth in the section of the Offer to Purchase entitled “Section 10 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares” is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

     (a) Solicitations or Recommendations:  The information set forth in the section of the Offer to Purchase entitled “Section 14 — Fees and Expenses” is incorporated herein by reference.

Item 10. Financial Statements.

     (a) Financial Information:  Not applicable. In accordance with the instructions to Item 10 of Schedule TO, Peerless’ financial statements are not material to stockholders in connection with the tender offer because: (1) the consideration offered consists solely of cash; (2) the tender offer is not subject to any financing condition; and (3) Peerless is a public reporting company under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR.

 (b) Pro Forma Information:  Not applicable.

Item 11. Additional Information.

     (a) Agreements, Regulatory Requirements and Legal Proceedings;  The information set forth in the sections of the Offer to Purchase entitled “Section 2 — Purpose of the Tender Offer; Certain Effects of the Tender Offer; Plans and Proposals,” “Section 9 — Certain Information Concerning Peerless,” “Section 10 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares — Agreements, Arrangements or Understandings” and “Section 11 — Legal Matters; Regulatory Approvals” is incorporated herein by reference.

     (b) Other Material Information:  The information set forth in the Offer to Purchase and the related Letter of Transmittal, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12. Exhibits.

See Exhibit Index, following the signature page hereto, which is incorporated herein by reference.

Item 13. Additional Information Required by Schedule 13E-3.

Not applicable.
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SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PEERLESS SYSTEMS CORPORATION

	By:	/s/ Timothy E. Brog
	Name:	Timothy E. Brog
	Title:	Chairman and Chief Executive Officer

Dated: October 1, 2010

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EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

(a)(1)(i)	Offer to Purchase, dated October 1 2010.

(a)(1)(ii)	Letter of Transmittal, together with IRS Form W-9.

(a)(5)(i)	Notice of Guaranteed Delivery.

(a)(5)(ii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(iii)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(iv)
Press release dated August 27, 2010 announcing Peerless’ intention to commence the tender offer (incorporated by reference to Peerless’ Form 8-K filed with the Securities and Exchange Commission on August 27, 2010).

(d)(1)
Peerless Systems Corporation 1996 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to Peerless’ Registration Statement on Form S-8 filed with the Securities and Exchange Commission November 16, 2001 (File No. 333-73562)).

(d)(2)	Peerless Systems Corporation 2005 Equity Incentive Plan (incorporated by reference to Appendix A to Peerless’ Definitive Proxy Statement on Schedule 14A dated May 16, 2005 (File No. 000-21287)).

(d)(3)
Consulting Services Agreement, dated December 1, 2008, between Peerless Systems Corporation and Jeffrey S. Wald (incorporated by reference to Exhibit 10.1 to Peerless’ Current Report on Form 8-K filed with the Securities and Exchange Commission on June 25, 2010).

(d)(4)
Employment Agreement dated as of May 26, 2009 between Peerless Systems Corporation and William Neil (incorporated by reference to Exhibit 10.1 to Peerless’ Current Report on Form 8-K filed with the Securities and Exchange Commission on June 1, 2009).

(d)(5)
Amended and Restated Nomination Agreement, dated August 26, 2010, by and among Peerless Systems Corporation, Bandera Partners LLC, Bandera Master Fund L.P., Bandera Partners Management LLC, Gregory Bylinsky and Jefferson Gramm (incorporated by reference to Exhibit 10.1 to Peerless’ Current Report on Form 8-K filed with the Securities and Exchange Commission on August 27, 2010).

(d)(6)	Amended and Restated Letter Agreement, dated August 31, 2010, to Peerless Systems Corporation from Edward Ramsden and Caburn Management, LP (filed herewith)

(d)(7)
Employment Agreement, dated as of August 26, 2010, between Peerless Systems Corporation and Timothy E. Brog (incorporated by reference to Exhibit 10.1 to Peerless’ Current Report on Form 8-K filed with the Securities and Exchange Commission on August 30, 2010).